UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of HSBC Funds, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	HSBC FUNDS

Address of Principal Business Office:

4249 Easton Way, Suite 400
Columbus, Ohio 43219

Telephone Number:	(800) 782-8183

Name and Address of Agent for Service of Process:

Richard A. Fabietti
President, HSBC Funds
452 Fifth Avenue
New York, New York 11108

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X]* NO [  ]

* At a joint special meeting of shareholders of HSBC Funds (“Predecessor Trust”) (the “Shareholder Meeting”), shareholders voted to approve the reorganization of the series of the Predecessor Trust with and into corresponding series of a newly formed Delaware statutory trust. In connection with this reorganization, the registrant, HSBC Funds, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of HSBC Funds, a Massachusetts business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940 on June 24, 2016, amending and adopting such registration statement as the registrant’s own pursuant to Rule 414 under the Securities Act of 1933. This post-effective amendment is effective upon filing.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York on the 24th day of June, 2016.

HSBC FUNDS

By:	/s/ Richard A. Fabietti
Richard A. Fabietti
President

Attest:	/s/ Jennifer Bergenfeld
Jennifer Bergenfeld
Chief Legal Officer

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